AM 3/24/2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041386

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

RECEIVED MAR 0 2 200 185 WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIMELMAN & BAIRD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PARK AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHEILA BAIRD 212-686-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALAKOFF, WASSERMAN & PECKER, CPA, PC
(Name – *if individual, state last, first, middle name*)

ONE OLD COUNTRY ROAD,	CARLE PLACE	NEW YORK	11514
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHEILA BAIRD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIMELMAN & BAIRD, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

PATRICIA KIMELMAN
Notary Public, State of New York
No. 31-4617649
Qualified in New York County
Commission Expires Oct. 31, ~~1999~~ 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIMELMAN & BAIRD, LLC
TABLE OF CONTENTS
DECEMBER 31, 2004

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of

Kimelman & Baird, LLC

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2004, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malakoff, Wasserman & Pecker, CPA, P.C.

February 1, 2005

KIMELMAN & BAIRD, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	265,570
Receivable from broker-dealers:		
Commissions		55,033
Receivable from non-customers		985,228
Prepaid expenses		24,471
U.S. Treasury Bill, at fair value (cost $99,153)		99,877
Equipment, at cost (net of accumulated depreciation of $102,473)		8,410
Notes receivable - related parties		23,596
Restricted securities and warrants owned, at fair value (cost $89,888)		133,944
Security deposit		30,127
Other assets		7,811
Total assets	$	1,634,067

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued liabilities	$	153,699
Commitments and contingencies		
Members' capital		1,480,368
Total liabilities and members' capital	$	1,634,067

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	736,832
Investment advisory fees		1,468,018
Interest and dividends		2,620
Research income		22,180
		2,229,650
Expenses:		
Registered representatives' compensation		366,084
Clerical and administrative employee expenses, net of reimbursements		333,803
General partners' compensation		192,000
Communication costs		124,312
Occupancy costs		289,950
Promotional costs		139,114
Taxes other than income taxes		46,036
Profit sharing plan contribution		87,995
Office expenses		62,378
Insurance		103,235
Professional fees		42,444
Dues, subscriptions and research		68,562
Other expenses		41,314
Depreciation		12,897
Total expenses		1,910,124
Income before unincorporated business taxes		319,526
Unincorporated business taxes		22,566
Net income	$	296,960

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Balance at January 1, 2004, as reflected on Form X-17a-5	$	1,595,682
Net income		296,960
Distributions to members, net		(412,274)
Balance at December 31, 2004	$	1,480,368

See notes to financial statements.

KIMELMAN & BAIRD, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:		
Net income	$	296,960
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		12,897
Interest on treasury bill		(724)
(Increase) decrease in:		
Receivables from brokers or dealers		127,605
Receivables from non-customers		237,991
Prepaid expenses		(2,931)
Other assets		(3,300)
Increase (decrease) in:		
Accounts payable and accrued expenses		(4,522)
Net cash provided by operating activities		663,976
Cash Flows From Investing Activities :		
Purchase of treasury bill		(99,153)
Purchase of equipment		(12,633)
Net cash used in investing activities		(111,786)
Cash Flows From Financing Activities :		
Distributions to members, net		(412,274)
Increase in cash		139,916
Cash at beginning of year		125,654
Cash at end of year	$	265,570

Supplemental cash flow information:

Unincorporated business taxes paid	$	29,431

See notes to financial statements.

Note A - ORGANIZATION

Kimelman & Baird, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a New York limited liability company.

Note B - SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

At various times during the year the Company's bank balance exceeded federal deposit insurance coverage.

Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, investments are classified as held-to-maturity and carried at amortized cost, adjusted for amortization of premium and accretion of discount using the level yield method.

Property and improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. The results from application of this method do not differ materially from generally accepted accounting principles.

Securities Transactions

Commission income and expenses are recorded on a settlement date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Note B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and restricted securities owned are valued at fair value as determined by the Company's clearing broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a settlement date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis.

Income Taxes

The Company is taxed as a partnership. No provision has been made for Federal, New York State or New York City income taxes since such taxes are the liability of the individual members. Provision has been made for New York City unincorporated business taxes.

Note C - NOTES RECEIVABLE

The Company has advanced $23,596 to IGENE Biotechnology, Inc. pursuant to a series of demand notes. A member of Kimelman & Baird, LLC is the Chairman of the Board of Directors of IGENE Biotechnology, Inc. In addition the Company is the owner of 1,082,704 shares of common stock of IGENE Biotechnology, Inc.

Note D - PROFIT SHARING PLAN

The Company covers all of its eligible employees with a profit sharing plan. Contributions to this plan are determined annually, at the discretion of the Company, subject to Internal Revenue Service guidelines.

For the year ended December 31, 2004 the Company incurred a cost of $87,995 with regard to this plan.

Note E - COMMITMENTS

The Company is obligated under an operating lease for office space as follows:

Years ending December 31,	
2005	$ 294,585
2006	294,585
2007	196,390
	$ 785,560

The lease contains an escalation clause with regard to real estate taxes and operating expenses.

Rent expense for 2004 amounted to $289,950, net of sublet income.

Note F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2004, the Company had net capital of $266,282, which was $256,035 in excess of its required net capital of $10,247.

KIMELMAN & BAIRD, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

Members' capital	$	1,480,368
Deductions for nonallowable assets:		
Restricted securities and warrants, at market		133,944
Receivables from non-customers		985,228
Notes receivable - related parties		23,596
Prepaid expenses		24,471
Equipment, net		8,410
Security deposit		30,127
Other assets		7,811
		1,213,587
Tentative net capital		266,781
Haircuts on securities		499
Undue concentration charge		0
Net capital		266,282
Minimum dollar net capital required		10,247
Excess net capital	$	256,035
Reconciliation with Company's computation (included) in Part II of Form x-17a-5 as of December 31, 2004)		
Net capital, as reported in Company's part II (unaudited) FOCUS report	$	351,641
Adjustment in haircut calculation		(5)
Audit adjustments to record additional accruals		(85,354)
Net capital per above	$	266,282
Aggregate Indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$	153,699
Total aggregate indebtedness	$	153,699
Percentage of aggregate indebtedness to net capital		58%

KIMELMAN & BAIRD, LLC
MARKETABLE SECURITIES AND SECURITY HAIRCUTS
DECEMBER 31, 2004

Security	Quantity	Market Price	Market Value	Haircut %	Haircut Value
US Treasury Bill	100,000	99.8773	$99,877	0.5	$499

Malakoff, Wasserman & Pecker, CPA, PC

One Old Country Road • Carle Place, NY 11514 • Tel: 516-741-5700 • Fax: 516-741-5779

Arnold M. Malakoff, CPA (1938-2004)
Clifford R. Wasserman, CPA, JD
cwasserman@mwpcpa.com
Edward J. Pecker, CPA
epecker@mwpcpa.com
Mary M. Pecker, CPA
mpecker@mwpcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of

Kimelman & Baird, LLC

In planning and performing our audit of the financial statements of Kimelman & Baird, LLC, (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC'S above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC'S objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malakoff, Wasserman & Pecker, CPA, P.C.

February 1, 2005